From the Desk of

Larry Pino, Esquire

October 11, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 2 to

Draft Offering Statement on Form 1-A

Submitted September 6, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 2 to its offering statement on Form 1-A, filed September 6, 2019 (“Offering Statement”).

The following are the Company’s modifications to the Offering Statement based on recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in Amendment No. 3 to the Form 1-A (“Amendment No. 3”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

FINRA No Objection Letter

As outlined in our September 5, 2019 letter to the Commission, the Company has entered into an arm’s length Managing Broker Dealer Agreement (“MBD Agreement”) with Sutter Securities Clearing, LLC (“MBD”). As a result of the MBD’s submission of Amendment No. 2 to the Financial Industry Regulatory Authority, Inc. (“FINRA”) on or about September 6, 2019 for purposes of obtaining a “No Objection” letter to be provided to the Commission as requested, we have further modified broker-dealer concessions to conform with FINRA’s reasonableness review as follows:

1)	For Gross Offering Proceeds (“Total Sales”) up to $20,000,000 the MBD Fee has been reduced from 1.5% to 1.25%;

2)	For Gross Offering Proceeds (“Total Sales”) in excess of $20,000,000 the MBD Fee has been reduced from 0.75% to 0.50%, and the Marketing Support Fee has been reduced from 0.75% to 0.50%.

Consequently, Amendment No. 3 reflects these changes to all Placement Fee disclosure references and provides for updated calculations of Gross and Net Proceeds arising therefrom.

Additional Company Modifications to the Offering Statement Disclosures

The following modifications have been included in Amendment No. 3 for the purpose of updating and revising certain other information based on the Company’s review of Amendment No. 2:

1)	Replacement of Securities Transfer Corporation with Sutter Securities Clearing, LLC as Escrow Agent and inclusion of the Escrow Agreement as Exhibit 1A-8.

2)	Increase of Minimum Offering Amount from $500,000 to $1,500,000.

3)	Re-dating the Offering from August 1, 2019 to October 1, 2019 and extending the termination date of the Offering Period to December 31, 2020.

4)	Inclusion of June 30, 2019 Interim Unaudited Financial Statements in anticipation of the Commission’s qualification occurring more than nine months after the most recently completed fiscal year end.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC